Exhibit (e)(5)

EXECUTION COPY

NON-COMPETITION AGREEMENT

THIS NON-COMPETITION AGREEMENT, made as of December 7, 2003 (this “Non-Competition Agreement”), is between J. Colin Keith, an individual (“Keith”), and Parker-Hannifin Corporation, an Ohio corporation (“Parker”).

WHEREAS, contemporaneously with the execution and delivery of this Non-Competition Agreement, Denison International plc, a public limited company organized under the laws of England and Wales (“Denison”), and Parker are entering into an Acquisition Agreement (the “Acquisition Agreement”) which provides that, upon the terms and subject to the conditions set forth therein, Parker will make cash tender offers (collectively, the “Offer”) to acquire all of the issued and outstanding Ordinary Shares, $0.01 par value, of Denison (the “Ordinary Shares”), including those represented by American Depositary Shares each representing one Ordinary Share (the “ADSs”), and all of the issued and outstanding A Ordinary Shares, £8.00 par value, of Denison (the “A Ordinary Shares” and, together with the Ordinary Shares and the ADSs, the “Shares”), each in return for the payment by Parker of an amount equal to $24.00 per Share or such higher price as may be paid in the Offer (the “Per Share Amount”), in each case net to the seller in cash; and

WHEREAS, Keith is the Chairman and a shareholder of Denison;

WHEREAS, as an inducement to Parker’s entering into the Acquisition Agreement, Keith is willing to enter into an agreement not to compete with Parker from and after the acquisition of Denison by Parker; and

WHEREAS, capitalized terms used herein but not otherwise defined herein will have the meaning ascribed to such term in the Acquisition Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, acknowledgements, covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.	In consideration of the execution and performance of the Acquisition Agreement by Parker, Keith shall not, and shall cause each of his Affiliates not to, for a period beginning on the Closing Date and ending five (5) years thereafter (such period, “the Non-Competition Period”), directly or indirectly, personally or through a spouse or member of his immediate family, individually or jointly in any way, as proprietor, partner, shareholder, member, officer, director, employee, salesperson, consultant or in any other capacity, for his own benefit, or for or with any person, firm or corporation, engage in competition with Parker or any of its subsidiaries anywhere in the world where Denison or Denison’s subsidiaries currently sell, distribute, manufacture, fabricate or provide products, parts thereof or services that are competitive with those manufactured, sold, distributed, fabricated or provided by Denison prior to the Closing Date (the “Denison Products”) or those manufactured, sold, distributed, fabricated or provided by Denison, as a business unit of Parker, after the Closing Date, which are logical extensions, on a technological or manufacturing basis, of the Denison Products.

2.	For a period of five (5) years from the date hereof, Keith shall not, and shall cause each of his Affiliates not to, directly or indirectly, at any time (i) solicit or induce (except through general advertisements) any employee, sales representative, supplier, agent or consultant of Denison or its Affiliates to terminate his, her or its employment, representation or other association with Denison or its Affiliates, or (ii) contact or solicit any customers of Denison for the purpose of diverting any existing or future business of such customers to a competing source.

3.	If, at the time of enforcement of this Non-Competition Agreement, a court has held that the duration, scope, area or other restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum duration, scope, area or other restrictions reasonable under such circumstances shall be substituted for the stated duration, scope, area or other restrictions, that every other provision of this Non-Competition Agreement will remain in full force and effect and that such substitution will apply only with respect to the operation of such provision in the particular jurisdiction in which such holding is made.

4.	Keith recognizes and affirms that in the event of a breach by him of any of the provisions of this Non-Competition Agreement, money damages would be inadequate and Parker, its successors and assigns would have no adequate remedy at law. Accordingly, Keith agrees that Parker, its successors and assigns shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights hereunder not only by an action or actions for damages, but also by an action or actions for specific performance, injunction and/or other equitable relief in order to enforce or prevent any violations, whether anticipatory, continuing or future, of the provisions of this Non-Competition Agreement including, without limitation, the extension of the duration of this Non-Competition Agreement by a period equal to the length of the violation of the Non-Competition Agreement without additional compensation to him or incurring any other obligations by Parker. In the event of a breach or violation of any of the provisions of this Non-Competition Agreement, the running of the Non-Competition Period (but not of obligations thereunder) shall be tolled during the continuance of any actual breach or violation.

5.	Notwithstanding anything to the contrary in the foregoing, Keith will not be deemed to have breached or violated any provision of this Non-Competition Agreement by virtue of his ownership, directly or indirectly, of no greater than 2% of the outstanding equity interests of any company whose equity interests are publicly held.

6.	This Non-Competition Agreement shall become effective upon the Closing of the Offer in accordance with the terms of the Acquisition Agreement. In the event that for any reason the acquisition of Denison by Parker is not completed, this Non-Competition Agreement shall be null and void.

7.	This Non-Competition Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York without regard to the conflicts of laws rules thereof. Each party submits to the jurisdiction of such courts in the State of New York with respect to any claims or controversies arising under this Non-Competition Agreement.

8.	This Non-Competition Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Keith may not assign his rights or obligations under this Non-Competition Agreement. The rights of Parker under this Non-Competition Agreement may be assigned to any of the Affiliates of Parker. Each party hereto represents and warrants that this Non-Competition has been duly and validly authorized, executed and delivered by such party and constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms; provided, however, that no representation is made by Keith hereunder to the extent that the enforceability of this Non-Competition Agreement may be limited by applicable law or public policy.

9.	This Non-Competition Agreement may be amended, modified or supplemented only by a written agreement between Keith and Parker.

10.	Any failure of Keith on the one hand, or Parker on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived by Parker on the one hand, or Keith on the other hand, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

11.	Keith agrees that after the Closing Date, Denison and its successors and permitted assigns shall be considered third-party beneficiaries of this Non-Competition Agreement and shall be entitled to enforce this Non-Competition Agreement directly, as if a party hereto.

12.	The parties hereto have participated jointly in the negotiation and drafting of this Non-Competition Agreement. In the event an ambiguity or question of intent or interpretation arises, this Non-Competition Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Non-Competition Agreement.

13.	This Non-Competition Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(Signatures are on the following page.)

IN WITNESS WHEREOF, Parker has caused this Non-Competition Agreement to be duly executed, and Keith has duly executed this Non-Competition Agreement, as of the day and year first above written.

PARKER-HANNIFIN CORPORATION

/S/ DONALD E. WASHKEWICZ
By: Donald E. Washkewicz Title: President and Chief Executive Officer

/S/ J. COLIN KEITH

J. Colin Keith, in his individual capacity